UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          ARINCO COMPUTER SYSTEMS INC.
                                (Name of Issuer)

                     Common Stock (par value $.01 per share)
                         (Title of Class of Securities)

                                    040397101
                                 (CUSIP Number)

                                 Cary S. Fitchey
                        c/o Arinco Computer Systems Inc.
                                20 Dayton Avenue
                               Greenwich, CT 06830
                             Tel. No. (203) 661-6942
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 March 28, 2000
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 040397101                                           Page 2 of 16 Pages

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William Avery

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
                                7         SOLE VOTING POWER

           NUMBER OF                      9,115,625
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON
             WITH               9         SOLE DISPOSITIVE POWER

                                          9,115,625

                                10        SHARED DISPOSITIVE POWER


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,115,625

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.4%

14        TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 040397101                                           Page 3 of 16 Pages

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cary S. Fitchey

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
                                7         SOLE VOTING POWER

           NUMBER OF                      10,443,750
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON
             WITH               9         SOLE DISPOSITIVE POWER

                                          10,443,750

                                10        SHARED DISPOSITIVE POWER


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,443,750

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.6%

14        TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 040397101                                           Page 4 of 16 Pages

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Walter A. Forbes

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
                                7         SOLE VOTING POWER

           NUMBER OF                      10,850,725
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON
             WITH               9         SOLE DISPOSITIVE POWER

                                          10,850,725

                                10        SHARED DISPOSITIVE POWER


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,850,725

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.8%

14        TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 040397101                                           Page 5 of 16 Pages

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          St. Croix Investments, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut
                                7         SOLE VOTING POWER

           NUMBER OF                      2,800,000
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON
             WITH               9         SOLE DISPOSITIVE POWER

                                          2,800,000

                                10        SHARED DISPOSITIVE POWER


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,800,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.2%

14        TYPE OF REPORTING PERSON

          OO

                                  SCHEDULE 13D

CUSIP No. 040397101                                           Page 6 of 16 Pages

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Turtle Holdings LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      15,512,500
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON
             WITH               9         SOLE DISPOSITIVE POWER

                                          15,512,500

                                10        SHARED DISPOSITIVE POWER


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,512,500

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.8%

14        TYPE OF REPORTING PERSON

          OO

                                  SCHEDULE 13D

CUSIP No. 040397101                                           Page 7 of 16 Pages


ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Arinco Computer Systems, Inc., a New Mexico corporation (the "Company"). The address of the principal executive offices of the Company is 20 Dayton Avenue, Greenwich, CT 06830.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Statement on Schedule 13D is being filed by William Avery, Cary S. Fitchey, Walter A. Forbes, St. Croix Investments, LLC, a Connecticut limited liability company ("St. Croix"), and Turtle Holdings LLC, a Delaware limited liability company ("Turtle Holdings") (collectively, the "Reporting Persons").

         (b) - (c)

         WILLIAM AVERY

         Mr. Avery is a Managing Partner of FG II Management Company, LLC, a private investment firm ("FGII"). The principal address of FGII is 20 Dayton Avenue, Greenwich, CT 06830. The business address of Mr. Avery is 20 Dayton Avenue, Greenwich, CT 06830.

         CARY S. FITCHEY

         Mr. Fitchey is a Managing Partner of FGII. The principal address of FGII is 20 Dayton Avenue, Greenwich, CT 06830. The business address of Mr. Fitchey is 20 Dayton Avenue, Greenwich, CT 06830.

         WALTER A. FORBES

         Mr. Forbes is a Managing Partner of FGII. The principal address of FGII is 20 Dayton Avenue, Greenwich, CT 06830. The business address of Mr. Fitchey is 20 Dayton Avenue, Greenwich, CT 06830.

         ST. CROIX

         St. Croix Investments, LLC is a Connecticut limited liability company, the principal business of which is to hold investment securities. The principal address of St. Croix is 20 Dayton Avenue, Greenwich, CT 06830. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address, and present principal occupation or employment of the sole Managing Member of St. Croix is set forth below:

                                                        PRINCIPAL OCCUPATION
       NAME                BUSINESS ADDRESS                OR EMPLOYMENT
------------------  ------------------------------  ---------------------------
Fred Green          The Green Companies             Private Investor
                    P.O. Drawer 1770
                    Edwards, CO 81632

                                  SCHEDULE 13D

CUSIP No. 040397101                                           Page 8 of 16 Pages


         Turtle Holdings

         Turtle Holdings is a Delaware limited liability company, the principal business of which is to hold investment securities. The principal business address of Turtle Holdings is 115 East Putnam Avenue, Greenwich, CT 06830. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address, and present principal occupation or employment of the Manager of Turtle Holdings and the executive officers of the Manager are set forth below:

                                                        PRINCIPAL OCCUPATION
       NAME                BUSINESS ADDRESS                OR EMPLOYMENT
------------------  ------------------------------  ---------------------------
Gildea Management   115 East Putnam Avenue          Private Investment Advisor
Company, a Delaware Greenwich, CT 06830
corporation

John W. Gildea      115 East Putnam Avenue          Managing Director of Gildea
                    Greenwich, CT 06830             Management Company

William P.          115 East Putnam Avenue          Managing Director of Gildea
O'Donnell           Greenwich, CT 06830             Management Company

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to the Securities Purchase Agreement, which is summarized in
Item 6 and incorporated herein by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on April 4, 2000, each of Messrs. Avery, Fitchey and Forbes used personal funds in the acquisition of the securities of the issuer triggering the filing of this Schedule 13D. St. Croix and Turtle Holdings used contributions from their respective members to fund the acquisition.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons consummated the transactions described herein for investment purposes, and acquired a controlling interest in the Company.

         The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

                                  SCHEDULE 13D

CUSIP No. 040397101                                           Page 9 of 16 Pages


         In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

         Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)

         William Avery

         On March 28, 2000, Mr. Avery acquired 50,000 shares of Series B Convertible Preferred Stock, par value $.10 per share ("Preferred Stock"), convertible into 2,000,000 shares of Common Stock, for $10 per share, and Warrants to purchase an aggregate of 7,115,625 shares of Common Stock. Immediately after the acquisition of the Preferred Stock, Mr. Avery converted 44,000 shares of Preferred Stock into 1,780,000 shares of Common Stock. Accordingly, Mr. Avery may be deemed to beneficially own 9,115,625 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 44,959,000 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represents approximately 17.4% of the outstanding shares of Common Stock.

         Cary S. Fitchey

         On March 28, 2000, Mr. Fitchey acquired 60,000 shares of Preferred Stock convertible into 2,400,000 shares of Common Stock, for $10 per share, and Warrants to purchase an aggregate of 8,043,750 shares of Common Stock. Immediately after the acquisition of the Preferred Stock, Mr. Fitchey converted 53,000 shares of Preferred Stock into 2,120,000 shares of Common Stock. Accordingly, Mr. Fitchey may be deemed to beneficially own 10,443,750 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 44,959,000 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represents approximately 19.6% of the outstanding shares of Common Stock.

         Walter A. Forbes

         On March 28, 2000, Mr. Forbes acquired 30,500 shares of Preferred Stock convertible into 1,220,000 shares of Common Stock, for $10 per share, and Warrants to purchase an aggregate of 9,590,625 shares of Common Stock. Immediately after the acquisition of the Preferred Stock, Mr. Forbes converted 25,400 shares of Preferred Stock into 1,058,000 shares of Common Stock. Accordingly, Mr. Forbes may be deemed to beneficially own 10,850,725 shares of Common Stock which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 44,959,000 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represent approximately 19.8% of the outstanding shares of Common Stock.

         St. Croix

         St. Croix acquired 70,000 shares of Preferred Stock convertible into 2,800,000 shares of Common Stock for $10 per share. Immediately after the acquisition of the Preferred Stock, St. Croix converted 61,600 shares of Preferred Stock into 2,464,000 shares of Common Stock. Accordingly, St. Croix may be deemed to beneficially own 2,800,000 shares of Common Stock which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 44,959,000

                                  SCHEDULE 13D

CUSIP No. 040397101                                          Page 10 of 16 Pages


shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represents approximately 6.2% of the outstanding shares of Common Stock.

         Turtle Holdings

         On March 28, 2000, Turtle Holdings acquired 130,000 shares of Preferred Stock convertible into 5,200,000 shares of Common Stock, for $10 per share, and Warrants to purchase an aggregate of 10,312,500 shares of Common Stock. Immediately after the acquisition of the Preferred Stock, Turtle Holdings converted 115,000 shares of Preferred Stock into 4,800,000 shares of Common Stock. Accordingly, Turtle Holdings may be deemed to beneficially own 15,512,500 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 44,959,000 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons), represents approximately 27.8% of the outstanding shares of Common Stock.

         (b)

         William Avery

         1.       Sole power to vote or to direct
                  the vote                                             9,115,625

         2.       Shared power to vote or to direct
                  the vote                                                --

         3.       Sole power to dispose or to direct
                  the disposition                                      9,115,625

         4.       Shared power to dispose of or to
                  direct the disposition                                  --

         Cary S. Fitchey

         1.       Sole power to vote or to direct
                  the vote                                            10,443,750

         2.       Shared power to vote or to direct
                  the vote                                                --

         3.       Sole power to dispose or to direct
                  the disposition                                     10,443,750

         4.       Shared power to dispose of or to
                  direct the disposition                                  --

         Walter A. Forbes

         1.       Sole power to vote or to direct
                  the vote                                            10,850,725

         2.       Shared power to vote or to direct
                  the vote                                                --

                                  SCHEDULE 13D

CUSIP No. 040397101                                          Page 11 of 16 Pages


         3.       Sole power to dispose or to direct
                  the disposition                                     10,850,725

         4.       Shared power to dispose of or to
                  direct the disposition                                  --

         St. Croix

         1.       Sole power to vote or to direct
                  the vote                                             2,800,000

         2.       Shared power to vote or to direct
                  the vote                                                --

         3.       Sole power to dispose or to direct
                  the disposition                                      2,800,000

         4.       Shared power to dispose of or to
                  direct the disposition                                  --

         Turtle Holdings

         1.       Sole power to vote or to direct
                  the vote                                            15,512,500

         2.       Shared power to vote or to direct
                  the vote                                                --

         3.       Sole power to dispose or to direct
                  the disposition                                     15,512,500

         4.       Shared power to dispose of or to
                  direct the disposition                                  --

         (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

         The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

                                  SCHEDULE 13D

CUSIP No. 040397101                                          Page 12 of 16 Pages


         Securities Purchase Agreement

         Pursuant to the Securities Purchase Agreement, dated as of March 9, 2000, between the Company and Pangea Internet Advisors LLC, a Delaware limited liability company ("Pangea") (the "Securities Purchase Agreement"), the Company issued and sold to certain permitted assignees of Pangea, an aggregate of 4,000,000 shares of Series B Convertible Preferred Stock, par value $.10 per share, for an aggregate purchase price of $40,000,000 (the "Share Purchase Price") and 41,250,000 Common Stock Warrants (the "Warrants") for an aggregate purchase price of $100,000. 20% of the Warrants have an exercise price of $0.25 per share, 30% of the Warrants have an exercise price of $0.50 per share, 30% of the Warrants have an exercise price of $0.75 per share and 20% of the Warrants have an exercise price of $1.00 per share. The foregoing description of the Securities Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Securities Purchase Agreement, which is being incorporated herein by reference to the Company's Form 8-K filed with the Commission on April 4, 2000.

         Registration Rights Agreement

         In connection with the closing of the transactions contemplated by the Securities Purchase Agreement, the Company and certain shareholders of the Company, including the Reporting Persons, entered into the Registration Rights Agreement, dated as of March 28, 2000 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company has agreed to effect three "demand" registrations at the request of the Reporting Persons. The Reporting Persons and its affiliates also have certain piggyback registration rights in connection with registrations by the Company under the Securities Act, the expenses of which are paid by the Company. The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is being incorporated herein by reference to the Company's Form 8-K filed with the Commission on April 4, 2000.

                                  SCHEDULE 13D

CUSIP No. 040397101                                          Page 13 of 16 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1 Joint Filing Agreement, dated April 5, 2000 among William Avery, Cary S. Fitchey, Walter A. Forbes, St. Croix and Turtle Holdings

Incorporated by reference     Securities Purchase Agreement, dated as of March
to the Company's Form         9, 2000, among the Company and Pangea Internet
8-K filed with the            Advisors, LLC.
Commission on April 4,
2000

Incorporated by reference     Registration Rights Agreement, dated as of March
to the Company's Form         28, 2000, between the Company and the other
8-K, filed with the           parties thereto.
Commission on April 4,
2000

Incorporated by reference     Form of Warrant
to the Company's Form
8-K, filed with the
Commission on April 4,
2000

                                  SCHEDULE 13D

CUSIP No. 040397101                                          Page 14 of 16 Pages


                                    Signature
                                    ---------

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2000

                                      /s/ William Avery
                                      -----------------
                                      William Avery


                                      /s/ Cary S. Fitchey
                                      -------------------
                                      Cary S. Fitchey


                                      /s/ Walter A. Forbes
                                      --------------------
                                      Walter A. Forbes


                                      ST. CROIX INVESTMENTS, LLC,
                                      a Connecticut limited liability company


                                      By: /s/ Fred Green
                                          --------------
                                          Name:  Fred Green
                                          Title: Managing Member


                                      TURTLE HOLDINGS LLC,
                                      a Delaware limited liability company

                                      By: Gildea Management Company,
                                          the Manager

                                          By: /s/ William O'Donnell
                                              ---------------------
                                              Name:  William O'Donnell
                                              Title: Managing Director

                                  SCHEDULE 13D

CUSIP No. 040397101                                          Page 15 of 16 Pages

                                  EXHIBIT INDEX

Exhibit No.                   Description
-----------                   -----------
Exhibit 1                     Joint Filing Agreement, dated April 5, 2000 among
                              William Avery, Cary S. Fitchey, Walter A. Forbes,
                              St. Croix and Turtle Holdings

Incorporated by reference     Securities Purchase Agreement, dated as of March
to the Company's Form         9, 2000, among the Company and Pangea Internet
8-K filed with the            Advisors, LLC.
Commission on April 4,
2000

Incorporated by reference     Registration Rights Agreement, dated as of March
to the Company's Form         28, 2000, between the Company and the other
8-K, filed with the           parties thereto.
Commission on April 4,
2000

Incorporated by reference     Form of Warrant
to the Company's Form
8-K, filed with the
Commission on April 4,
2000